EXHIBIT 99.78
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                                              NEWS
    FOR IMMEDIATE RELEASE
                                              COMPANY CONTACT:
                                              JAMES F. SLATTERY
                                              CEO & PRESIDENT
                                              (941) 953-9199

    MAY 7, 2001


                        CORRECTIONAL SERVICES CORPORATION
                ANNOUNCES APPOINTMENT OF CHIEF FINANCIAL OFFICER

    Sarasota, Florida -- Correctional Services Corporation (NASDAQ NMS:CSCQ) today announced the appointment of Bernard A. Wagner as Senior Vice President and Chief Financial Officer. Mr. Wagner has over 25 years experience with public and private entities, overseeing SEC filings, mergers and acquisitions, and debt and equity offerings in addition to managing finance and accounting departments.

    Since 1992, Mr. Wagner has held various positions with Uniroyal Technology Corporation, most recently as Vice President and Chief Financial Officer of its High Performance Plastics, Inc. subsidiary. Prior to this position, Mr. Wagner was Director of Accounting for the company's Polycast Technology division and Director of Finance and Accounting for the parent company. Mr. Wagner is a CPA with strong Business, finance and accounting systems experience.

    James F. Slattery CEO and President stated "The Company is fortunate to appoint someone of Bernard's broad financial experience. His background will be valuable to the Company as we continue the implementation of our corporate financial strategy. I also look to Bernard to provide leadership as the Company enhances its internal and external reporting systems."

    Mr. Wagner stated "I look forward to working with Jim and Correctional Services as the Company continues to expand its leadership position of preparing offenders to successfully re-enter the community by providing high-quality training, education and treatment."

    Through its Youth Services International subsidiary, the Company is the nation's leading private provider of juvenile programs for adjudicated youths with 31 facilities and over 4,200 juveniles in its care. In addition, Correctional Services Corporation is a leading developer and operator of adult correctional facilities operating 13 facilities representing approximately 4,700 beds. On a combined basis, the company provides services in 18 states and Puerto Rico, representing approximately 9,000 beds including aftercare services.